Form C

Cover Page

Name of issuer:

Tender Loving Empire LLC

Legal status of issuer:

Form: Limited Liability Company

Jurisdiction of Incorporation/Organization: OR

Date of organization: 4/6/2007

Physical address of issuer:

3434 SE 21st Avenue
Portland OR 97202

Website of issuer:

https://www.tenderlovingempire.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

6.9% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

- ☐ Common Stock
- ☐ Preferred Stock
- ☐ Debt

☑ Other

If Other, describe the security offered:

Convertible Note

Target number of securities to be offered:

50,000

Price:

$1.000000

Method for determining price:

Pro-rated portion of the total principal value of $50,000; interests will be sold in increments of $1; each investment is convertible to units as described under Item 13.

Target offering amount:

$50,000.00

Oversubscriptions accepted:

☑ Yes
☐ No

If yes, disclose how oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$1,200,000.00

Deadline to reach the target offering amount:

4/30/2026

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:

40

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$4,691,285.00	$4,951,909.00
Cash & Cash Equivalents:	$279,105.00	$493,568.00
Accounts Receivable:	$55,387.00	$21,619.00
Current Liabilities:	$2,612,949.00	$2,566,372.00
Non-Current Liabilities:	$3,357,268.00	$3,273,388.00
Revenues/Sales:	$7,824,132.00	$6,867,675.00
Cost of Goods Sold:	$2,977,090.00	$2,770,763.00
Taxes Paid:	$0.00	$0.00
Net Income:	($391,101.00)	($1,111,837.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD,
MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI

SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Tender Loving Empire LLC

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Brianne Mees	Co-CEO	Tender Loving Empire	2007
Jared Mees	Co-CEO	Tender Loving Empire	2007

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Brianne Mees	Co-CEO	2007
Jared Mees	Co-CEO	2007

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Jared Mees	490000.0 Units	49.0
Brianne Mees	510000.0 Units	51.0

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in

response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. ***Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

> An investment in the Company involves a high degree of risk. In addition to the other information contained in this Form C, you should carefully consider the following risks before making an investment decision. Due to the development stage of the Company and these other risks, you could lose all or part of your investment. The risks and uncertainties described below are not the only ones the Company faces. Additional risks and uncertainties not presently known to the Company, or that the Company currently thinks are immaterial, may also impair the Company's business operations.
>
> **Financial Forecasts.** Any projected or pro forma financial statements delivered to you ("Financial Forecasts") are for illustrative purposes only and must not be relied upon by you. The Financial Forecasts reflect estimates of future results of operations developed by the Company without independent evaluation or analysis, and are based upon assumptions that may or may not occur and over which the Company will have little or no control. For instance, the cost of labor is inherently difficult to predict, and the Company may have to spend more on this expense than the budgeted amount. There can be no assurance that actual events will correspond with these assumptions, and costs in excess of budget will impact the Company's ability to achieve its projections. Actual results for any period may or may substantially not conform to the Financial Forecasts.
>
> **Company Investment Objectives.** To the extent that the Company fails to attain its investment objectives, which may be influenced by factors beyond its control, the investment results experienced by you may be adversely affected.
>
> **No Prior Public Market for Stock; Possible Volatility of Stock Price.** There is no public market for the Company's capital stock, and there can be no assurance that an active public market for the Company's capital stock would not be subject to significant fluctuations in response to variations in quarterly operating results and other factors, such as announcements of new products and services by the Company or its competitors or other events.
>
> **Development Stage Company; Anticipation of Losses.** The Company's business must be considered in light of the risks, expenses, and problems frequently encountered by companies in the early stage of development. Specifically, such risks may include the following:
> - The failure of the Company to anticipate and adapt to developing markets;
> - The failure of the Company to further develop its advertising base;
> - The failure of the Company's products and services to be commercially viable

at large scale;
- The rejection of the Company's products and services by its target customer base; and
- The inability to attract, retain, and motivate qualified personnel.

There can be no assurance that the Company will be successful in addressing these risks. To the extent that the Company is not successful in addressing these risks, the Company's business, results of operations, and financial condition will be materially and adversely affected. There can be no assurance that the Company will ever achieve or sustain profitability.

Changes in Industry and Consumer Preferences. The Company's industry and market are undergoing rapid changes, including changes in customer requirements and preferences. The introduction of new product and service concepts into the marketplace can render the Company's existing products and services obsolete or unmarketable. The Company's failure to anticipate, identify, or react quickly to these changes, and to introduce new and improved products and services on a timely basis, could result in reduced demand for the Company's products and services, which would in turn cause the Company's revenues and profitability to suffer.

Uncertain Market Acceptance. Market acceptance for new products and services is subject to a high level of uncertainty. The Company has made certain assumptions as to the acceptance of the market for its products and services which, if not met, could substantially impair the sales and profitability of the Company and could have a material adverse impact on cash flow from operations.

Competition. The Company's industry is intense, rapidly evolving, and competitive. There can be no assurance that any larger, better-financed competitor will not develop products and services that achieve greater market share than the Company's products and services. Such competitive forces could have a material adverse impact on the Company's business, operating results and financial condition.

Dependence on Suppliers. The Company will rely on third-party suppliers for products and services. Several of these suppliers may be a single source. The Company does not anticipate having a long-term contract with any supplier. The Company may be adversely affected in the event that it cannot find a supplier or if suppliers cease operations or if pricing terms become less favorable. The inability to find or the loss of a key supplier may force the Company to obtain necessary services in the open market, which may not be possible or may be at higher prices, until it could secure another source. There is no assurance that the terms of any supply arrangements the Company may enter into would be favorable to the Company. If the Company is unable to find or replace a key supplier, it may face delays in delivering products or services, which could have an adverse effect on the Company's sales and financial performance.

Marketing Risks. The Company is in the early stages of developing its marketing and sales efforts. The Company's future success depends on its ability to attract, service and retain its partners and customers, and the failure to do so could have a material adverse effect on the Company's business, operating results, and financial condition. Unforeseen marketing difficulties could have a material adverse impact upon the Company's business, operating results, and financial condition.

Collection of Accounts Receivable. There can be no assurance that uncollectible accounts receivables will not exceed the Company's reserves. Any significant increase in uncollected accounts receivables beyond reserves could have a material adverse effect on the Company's business, results of operations, and financial condition.

Product Liability. The Company may experience issues with products and services that may lead to liability, claims, or regulatory actions by governmental authorities. Any of these activities could result in increased governmental scrutiny, harm to the Company's reputation, reduced demand by consumers for its products and services, absence or increased cost of insurance, or additional testing requirements. Such results could divert development and management resources, adversely affect the Company's business operations, decrease sales,

increase legal fees, and other costs, and put the Company at a competitive disadvantage compared to other providers not affected by similar issues with their products or services, any of which could have a significant adverse effect on the Company's financial condition.

Risks Relating to Laws or Regulations. The Company's industry is subject to a variety of federal, state, local, and foreign laws and regulations. Governmental regulations also affect taxes and levies, healthcare costs, energy usage, immigration, and other labor issues, all of which may have a direct or indirect effect on the Company's business or those of the Company's customers or suppliers. Changes in these laws or regulations or the introduction of new laws or regulations could increase the costs of doing business for the Company or its customers or suppliers, or restrict the Company's actions, causing the Company's results of operations to be adversely affected.

Intellectual Property. Although the Company may apply for federal, state, or international patent, trademark, or copyright registrations for any products, services, or marketing materials it develops, such registrations may not provide adequate protection of the Company's intellectual property. The Company also intends to rely on federal, state, and international trade secret, trademark, and copyright laws, to the extent applicable, as well as contractual obligations with employees and third parties, to protect its intellectual property. However, such laws and contracts may not provide adequate protection of the Company's intellectual property. Despite the Company's efforts to protect its intellectual property, unauthorized parties may attempt to copy aspects of the Company's products, services, or marketing materials, or to obtain and use information, without license or other authorization, that the Company regards as trade secrets or otherwise proprietary and confidential. The Company's efforts to protect its intellectual property from third-party discovery, use, misappropriation, and/or infringement may not be sufficient. Additionally, third parties may be able to independently and lawfully develop products, services, or marketing materials similar to the Company's. Third parties may also assert that the Company's products, services, or marketing materials infringe their intellectual property.

Pandemic. On January 30, 2020, the World Health Organization declared a global emergency resulting from the spread of the novel coronavirus. The impacts of the outbreak continue to be unknown and evolve including the advent of new variants, and the widespread health crisis continues to adversely affect the United States economy and the global economy resulting in an economic downturn. The outbreak and the preventative and protective actions that governments or the Company have taken and may take in the future in respect of this coronavirus have resulted in a period of business disruption and reduced operations. Any resulting financial impact cannot be reasonably estimated at this time, but it is probable that it will continue to materially affect the Company's business, financial condition, and results of operations. The extent to which the coronavirus impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information that may emerge concerning the coronavirus and the duration of the actions to contain it or treat its impact, among others.

Dependence on Technology. The Company relies on information technology systems. All of these systems are dependent upon computer and telecommunications equipment, software systems and Internet access. The temporary or permanent loss of any component of these systems through hardware failures, software errors, the vulnerability of the Internet, operating malfunctions, or otherwise could interrupt Company's business operations and materially adversely affect Company.

Growth Management. The rapid execution necessary for the Company to successfully offer products and services and implement its business plan requires an effective planning and management process. The Company anticipates significant growth and will be required to continually improve its financial and management controls, reporting systems and procedures on a timely basis, and to expand, train, and manage its personnel. There can be no assurance that the Company's systems, procedures or controls will be adequate to support the Company's operations or that the Company's management will be able to achieve the rapid execution necessary to successfully offer its

be able to achieve the rapid execution necessary to successfully offer its products and services and implement its business plan. If the Company is unable to manage growth effectively, the Company's business, results of operations, and financial condition will suffer a material adverse effect.

Dependence on Key Personnel. The Company's performance has been to date substantially dependent on the performance of its executive officers and key employees. Given the Company's early stage of development, the Company is dependent on its ability to retain and motivate high quality personnel, especially its management. The Company's success depends on its continuing ability to identify, attract, and retain highly qualified personnel in the future and the failure to do so could have a material adverse effect on the Company's business, operating results, and financial condition. There can be no assurance that employees will not leave the Company or compete against the Company.

Future Capital Needs and the Uncertainty of Additional Financing. In addition to the funding provided by the proceeds of the sale of the Notes, the Company may need to raise significant additional funds. There can be no assurance that additional financing, if needed, will be available on terms favorable to the Company, or at all.

Dilution. If additional funds are raised through the issuance of equity or convertible securities, the percentage ownership of the Company's owners may be reduced, such holders may experience additional dilution, and such new securities may have rights, preferences, or privileges senior to those of the Company's previously issued securities.

Offering Terms. The terms of the Notes were set by the Company. Although set in good faith, the terms may not bear any direct relationship to the assets, results of operations, or other objective criteria of value applicable to the Company.

Illiquid Investment. The Securities have not been registered under the Securities Act, as amended (the "Act") and are being offered in reliance upon an exemption from registration under the Act and applicable state securities laws. The Securities can only be transferred or resold in a transaction registered under or exempt from the registration requirements of the Act and applicable state securities laws. There is no public market for the Securities, and there is no guarantee that any public market for these Securities will develop. For these reasons, You may not be able to liquidate your investment in the Company in the event of an emergency or for any other reason. Consequently, the purchase of the Securities should be considered only as a long-term investment.

Tax Consequences. You are urged to consult your tax advisors considering the tax consequences of acquiring the Securities under the Internal Revenue Code of 1986, as amended, and the laws of any other taxing jurisdiction.

Dependence on Local Makers and Artisans. The Company's business model relies heavily on sourcing products from local makers and artisans. Any inability to attract, retain, or maintain relationships with these suppliers could adversely impact the Company's inventory, sales, and profitability.

Geographic Concentration of Operations. The Company has multiple retail locations in Oregon and Washington. Adverse economic, regulatory, or environmental changes in these regions could disproportionately affect the Company's operations and financial performance.

Market Demand and Consumer Preferences. The Company operates in a retail sector where consumer preferences and trends can shift rapidly. A failure to anticipate or adapt to changing customer tastes could negatively impact the Company's revenue and market position.

Dependence on Foot Traffic and Local Events. The success of the Company's retail locations depends significantly on customer foot traffic, which can be influenced by factors such as local events, economic activity, and changes in the retail environment. A decline in foot traffic could materially affect the Company's revenue.

Economic and Competitive Conditions. The retail sector is highly competitive, with numerous competitors, including large retail chains, e-commerce platforms, and other local retailers. The Company's ability to compete

effectively is subject to changes in the competitive landscape and broader economic conditions.

Risks Related to Inventory Management. The Company's focus on products from local makers involves challenges related to inventory management, such as forecasting demand, avoiding overstock or stockouts, and managing perishable or seasonal items. A failure to manage inventory effectively could have a negative impact on the Company's profitability.

Lease and Real Estate Risks. The Company leases physical retail spaces. Rising rental costs, inability to renew leases on favorable terms, or adverse changes in the real estate market could impact the Company's financial position and operational stability.

Economic Volatility and Consumer Spending. Consumer spending patterns are influenced by economic conditions, such as employment rates, inflation, and disposable income. A downturn in the economy could result in reduced consumer spending and negatively affect the Company's sales.

Online Platform Dependence. Increasing internet sales and reliance on online marketing require continual investment and adaptation of digital strategies. Any disruption to these platforms or changes in their policies could adversely affect the business.

YOU SHOULD NOT RELY ON THE FOREGOING AS A COMPLETE DESCRIPTION OF ALL OF THE RISKS AND UNCERTAINTIES FACED BY THE COMPANY. YOU ARE URGED TO READ THIS FORM C AND ITS ATTACHMENTS CAREFULLY AND TO CONSULT YOUR TAX, FINANCIAL, LEGAL, AND ACCOUNTING ADVISORS REGARDING THIS OFFERING, THE SECURITIES, AND THE CONSEQUENCES OF ACQUIRING THE SECURITIES BEFORE DECIDING WHETHER TO INVEST IN THE COMPANY.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise:	**$50,000**
Use of Proceeds:	93.1% servicing debt, 6.9% Wefunder fee

If we raise:	**$1,200,000**
Use of Proceeds:	57.1% servicing debt, 18% Inventory, 11% Marketing (Signage, Digital Advertising, Print Ads, Community Sponsorships, Vendor booths at events, etc), 7% Growth, 6.9% Wefunder fee

INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses

understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of oversubscriptions. If you do not do so, you may later be required to amend your Form C. Wefunder is not responsible for any failure by you to describe a potential use of offering proceeds.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

Book Entry and Investment in the Co-Issuer. Investors will make their investments by investing in interests issued by one or more co-issuers, each of which is a special purpose vehicle ("SPV"). The SPV will invest all amounts it receives from investors in securities issued by the Company. Interests issued to investors by the SPV will be in book entry form. This means that the investor will not receive a certificate representing his or her investment. Each investment will be recorded in the books and records of the SPV. In addition, investors' interests in the investments will be recorded in each investor's "Portfolio" page on the Wefunder platform. All references in this Form C to an Investor's investment in the Company (or similar phrases) should be interpreted to include investments in a SPV.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

Convertible note with $15,000,000.00 valuation cap; 10.000% discount; 7.0% interest.
See exact security attached as Appendix B, Investor Contracts.

Type of Security: Convertible Promissory Notes ("Notes").

Amount to be Offered: The goal of the raise is $1,200,000.00

Valuation Cap: $15,000,000.00

Discount: 10%

Maturity Date: 60 months from the Effective Date.

Interest Rate: 7.0%. Interest shall commence with the date of the convertible note and shall continue on the outstanding principal amount until paid in full or converted. Interest shall be computed on the basis of a year of 365 days for the actual number of days elapsed. All unpaid interest and principal shall be due and payable upon request of the Majority Holders on or after the Maturity Date.

Early-Bird & VIP Investors: Investors investing in the first $300,000.00 will receive a discount of 20%.
Wefunder VIP investors will be entitled to these terms for the entire duration of the offering, even if the threshold limit noted above is met.

"Conversion Amount" means, as of the date of determination, the outstanding principal balance of, plus all accrued but unpaid interest due on, the attached Note.

"Conversion Price" means the lower of (a) 90.0% of the price at which Units are sold to cash investors in the Qualified Financing or Non-Qualified Financing (or 80.0% for Early-Bird and VIP Investors), as applicable, and (b) the price per Unit determined by dividing $15,000,000 by the Fully Diluted Number of Units.

"Fully Diluted Number of Units" means, as of the date of determination, the number of Units (as defined in the Operating Agreement) then issued and outstanding (assuming full exercise and conversion of all issued and outstanding convertible or exercisable securities, including vested and unvested options and warrants, but excluding the conversion of the Notes, any other outstanding convertible indebtedness, or any outstanding simple agreements for future equity).

"Qualified Equity Financing" means a future equity financing in which the gross offering proceeds to the Company are at least $1,000,000 (excluding any conversion of the Notes or any other outstanding indebtedness).

"Sale of the Company" shall be deemed to have occurred (a) if the Company merges, consolidates, or reorganizes with one or more entities, corporate or otherwise, as a result of which the holders of Units before such event do not hold at least 50% of the Units immediately after such event, (b) if the Company sells all or substantially all of its assets, or (c) upon the consummation of a transaction, or series of related transactions, in which any "person" (as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) becomes the "beneficial owner" (as defined in Rule 13d-3 of the Exchange Act), directly or indirectly, of all of the Units.

Conversion. This Note will be convertible as follows:

Automatic Conversion on Qualified Financing. If, at any time before the repayment in full of the attached Note or the conversion of the attached Note pursuant to any of Sections 3.2, 3.3, or 3.4 of the attached Note, the Company consummates a Qualified Financing, then, subject to the conditions set forth in the attached Note, the Conversion Amount will automatically convert into that number of Units of the class and series of Units issued by the Company in such Qualified Financing as is equal to the quotient (rounding up to the nearest whole number) obtained by dividing (a) the Conversion Amount by (b) the Conversion Price. If the Units issued in the Qualified Financing are a series or class of Units with a liquidation preference, distribution accrual, or anti-dilution protection, then the Holder agrees that the original issue price with respect to the liquidation preference, distribution accrual, or anti-dilution protection relating to the Units that Holder receives in the Qualified Financing upon conversion of the attached Note will be the Conversion Price. All other terms, rights, preferences, and privileges of the Units issued to Holder upon conversion of the attached Note in the Qualified Equity Financing will be substantially the same as the Units issued to the purchasers of Units in the Qualified Financing.

Optional Conversion on a Non-Qualified Financing. If, at any time before the repayment in full of the attached Note or the conversion of the attached Note pursuant to any of Sections 3.1, 3.3, or 3.4 of the attached Note, the Company sells Units in other than a Qualified Financing (a "Non-Qualified Financing"), then, upon the written election of the Requisite Holders, the Conversion Amount shall convert into the same class or series of Units being sold in such Non-Qualified Financing. The total number of Units to be issued upon such conversion shall be equal to the quotient obtained by dividing (a) the Conversion Amount by (b) the Conversion Price. The attached Note shall otherwise convert on the same terms and conditions applicable to the other purchasers in the Non-Qualified Financing.

Optional Conversion at Maturity Date. If the attached Note remains outstanding at the Maturity Date, then, effective as of the Maturity Date, upon the written election of the Requisite Holders, the Conversion Amount shall convert into that number of Units as is equal to the quotient (rounding up to the nearest whole number) obtained by dividing (a) the Conversion Amount by (b) the Conversion Price determined in accordance with subsection (b) of the definition of Conversion Price. The Company shall complete the conversion required by Section 3.3 of the attached Note no later than 10 business days following the notice from the Requisite Holders.

Sale of the Company. If the Company elects to consummate a Sale of the Company prior to the date the attached Note has been converted or paid in full, then, notwithstanding any other provision in the attached Note to the contrary, (a) the Company will give the Holder at least 10 days' prior written notice of the anticipated closing date of such Sale of the Company, and (b) the Holder shall have the option to (i) elect to convert the Conversion Amount of the attached Note into that number of Units as is equal to the quotient (rounding up to the nearest whole number) obtained by dividing (A) the Conversion Amount by (B)

nearest whole number) obtained by dividing (A) the Conversion Amount by (B) the Conversion Price determined in accordance with subsection (b) of the definition of Conversion Price, or (ii) receive payment of the Conversion Amount. Any election by the Holder to convert the attachedNote pursuant to Section 3.4 of the attached Note shall be made by delivery of written notice to the Company not less than five business days before the anticipated closing date of the Sale of the Company, and the Holder will be required to enter into all of the applicable sale and related transaction documents and agreements entered into by the holders of the Company's Units.

VIP Bonus

Tender Loving Empire will offer a discount to the normal terms listed in this Form C for all investments that are committed by investors who are part of Wefunder, Inc's VIP program. This means eligible Wefunder investors will receive a discount for any securities they purchased in this offering. For more specific details on the company's discount, please review the description of the terms above.

The discount is only valid until the offering closes. Investors eligible for the bonus will also receive priority if they are on a waitlist to invest and the company exceeds its maximum funding goal. They will be given the first opportunity to invest if space in the offering becomes available due to the cancellation or failure of previous investments.

Securities Issued by the SPV

Instead of issuing its securities directly to investors, the Company has decided to issue its securities to the SPV, which will then issue interests in the SPV to investors. The SPV is formed concurrently with the filing of the Form C. Given this, the SPV does not have any financials to report. The SPV is managed by Wefunder Admin, LLC and is a co-issuer with the Company of the securities being offered in this offering. The Company's use of the SPV is intended to allow investors in the SPV to achieve the same economic exposure, voting power, and ability to assert State and Federal law rights, and receive the same disclosures, as if they had invested directly in the Company. While the Issuer may be required to pay an annual administrative fee for the maintenance of the SPV, investors should note the Company's use of the SPV will not result in any additional fees being charged to investors.

The SPV has been organized and will be operated for the sole purpose of directly acquiring, holding and disposing of the Company's securities, will not borrow money and will use all of the proceeds from the sale of its securities solely to purchase a single class of securities of the Company. As a result, an investor investing in the Company through the SPV will have the same relationship to the Company's securities, in terms of number, denomination, type and rights, as if the investor invested directly in the Company.

Voting Rights

If the securities offered by the Company and those offered by the SPV have voting rights, those voting rights may be exercised by the investor or his or her proxy. The applicable proxy is the Lead Investor, if the Proxy (described below) is in effect.

Proxy to the Lead Investor

The SPV securities have voting rights. With respect to those voting rights, the investor and his, her, or its transferees or assignees (collectively, the "Investor"), through a power of attorney granted by Investor in the Investor Agreement, has appointed or will appoint the Lead Investor as the Investor's true and lawful proxy and attorney (the "Proxy") with the power to act alone and with full power of substitution, on behalf of the Investor to: (i) vote all securities related to the Company purchased in an offering hosted by Wefunder Portal, and (ii) execute, in connection with such voting power, any instrument or document

execute, in connection with such voting power, any instrument or document that the Lead Investor determines is necessary and appropriate in the exercise of his or her authority. Such Proxy will be irrevocable by the Investor unless and until a successor lead investor ("Replacement Lead Investor") takes the place of the Lead Investor. Upon notice that a Replacement Lead Investor has taken the place of the Lead Investor, the Investor will have five (5) calendar days to revoke the Proxy. If the Proxy is not revoked within the 5-day time period, it shall remain in effect.

Restriction on Transferability

The SPV securities are subject to restrictions on transfer, as set forth in the Subscription Agreement and the Limited Liability Company Agreement of Wefunder SPV, LLC, and may not be transferred without the prior approval of the Company, on behalf of the SPV.

14. Do the securities offered have voting rights?

☑ Yes
☐ No

15. Are there any limitations on any voting or other rights identified above?

See the above description of the Proxy to the Lead Investor.

16. How may the terms of the securities being offered be modified?

This Note may be amended, or any term waived, upon the written consent of the Company and the Requisite Holders. Any modification, amendment, or waiver that (a) reduces the principal amount of this Note, or (b) affects Holder in a materially disproportionate manner relative to its effect on any other holders of Notes shall also require the consent of Holder as a condition to the effectiveness thereof.

Pursuant to authorization in the Investor Agreement between each Investor and Wefunder Portal, Wefunder Portal is authorized to take the following actions with respect to the investment contract between the Company and an investor:

A. Wefunder Portal may amend the terms of an investment contract, provided that the amended terms are more favorable to the investor than the original terms; and
B. Wefunder Portal may reduce the amount of an investor's investment if the reason for the reduction is that the Company's offering is oversubscribed.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent,

sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Units	1,000,000	1,000,000	Yes

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion	
Warrants:		
Options:	Total Pool:	Issued:

Describe any other rights:

The Company has not yet authorized preferred units.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering).

These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents.

To the extent applicable, in cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted.

Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Additional risks related to the rights of other security holders are discussed below, in Question 20.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, **the unitholders** may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the unitholders** may change the terms of the operating agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. **The unitholders** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns.

The unitholders have the right to redeem their securities at any time. **Unitholders** could decide to force the Company to redeem their **securities** at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.

In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a Convertible Note is determined by the investor, and we do not guarantee that the Convertible Note will be converted into any particular number of units.

As discussed in Question 13, when we engage in an offering of equity, Investors may receive a number of units calculated as either the conversion price equal to the lesser of (i) 90% of the price paid per unit for Equity Securities by the Investors in the Qualified Financing or (ii) the price equal to the quotient of the valuation cap of $15,000,000.00 (the "Valuation Cap") divided by the aggregate number of outstanding units of the Company's unit as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding, but excluding the units of equity securities of the Company issuable upon the conversion of the Notes or any other debt).

Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Unit that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors. Among the factors we may consider in determining the price of Unit are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.
In the future, we will perform valuations of our units that take into account, as applicable, factors such as the following:

- unrelated third party valuations;

- the price at which we sell other securities in light of the relative rights, preferences and privileges of those
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the marketability or lack thereof of the securities;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the
- market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will unit similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

<u>Additional issuances of securities.</u> Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will

dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

Loan	
Lender	Wells Fargo
Issue date	06/12/17
Amount	$400,000.00
Outstanding principal plus interest	$80,094.45 as of 12/30/24
Interest rate	5.85% per annum
Maturity date	04/09/26
Current with payments	Yes

Loan	
Lender	Paypal
Issue date	02/24/20
Amount	$100,000.00
Outstanding principal plus interest	$24,284.65 as of 12/30/24
Interest rate	9.99% per annum

Maturity date	02/01/26
Current with payments	Yes

Loan

Lender	Craft3
Issue date	04/30/20
Amount	$443,000.00
Outstanding principal plus interest	$64,326.64 as of 12/30/24
Interest rate	11.0% per annum
Maturity date	06/01/27
Current with payments	Yes

Loan

Lender	Craft3
Issue date	08/10/21
Amount	$250,000.00
Outstanding principal plus interest	$75,009.84 as of 12/30/24
Interest rate	9.25% per annum
Maturity date	01/01/26
Current with payments	Yes

Loan

Lender	Port of Portland
Issue date	09/02/21
Amount	$390,000.00
Outstanding principal plus interest	$135,882.00 as of 12/30/24
Interest rate	5.0% per annum
Maturity date	07/01/26
Current with payments	Yes

Loan

Lender	SBA
Issue date	03/15/22
Amount	$500,000.00
Outstanding principal plus interest	$749,968.00 as of 12/30/24
Interest rate	3.75% per annum
Maturity date	05/26/50
Current with payments	Yes

Loan

Lender	ADA
Issue date	10/13/22
Amount	$350,000.00
Outstanding principal plus interest	$178,107.76 as of 12/30/24
Current with payments	Yes

Loan

Lender	Ford Credit
Issue date	12/30/23

Issue date	12/[illegible]/23
Amount	$66,677.00
Outstanding principal plus interest	$68,150.31 as of 12/30/24
Interest rate	10.84% per annum
Maturity date	12/12/29
Current with payments	Yes

Loan

Lender	Huntington National Bank
Issue date	02/13/24
Amount	$795,000.00
Outstanding principal plus interest	$1,200,132.96 as of 12/30/24
Interest rate	10.75% per annum
Maturity date	09/30/33
Current with payments	Yes

Loan

Lender	SBA
Issue date	05/06/24
Amount	$288,500.00
Outstanding principal plus interest	$491,400.00 as of 12/30/24
Interest rate	4.0% per annum
Maturity date	04/22/54
Current with payments	Yes

Loan

Lender	Huntington National Bank
Issue date	11/12/24
Amount	$50,000.00
Outstanding principal plus interest	$50,000.00 as of 08/05/25
Interest rate	10.0% per annum
Current with payments	Yes

Convertible Note

Issue date	03/26/25
Amount	$250,000.00
Interest rate	7.0% per annum
Discount rate	20.0%
Valuation cap	$12,000,000.00
Maturity date	03/27/30

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
3/2025	Other	Convertible Note	$250,000	General operations
5/2025	Other	Equity	$50,000	General

				operations
5/2025	Other	Equity	$50,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Brianne Mees
Amount Invested	$50,000.00
Transaction type	Priced round
Issue date	05/14/25
Relationship	Owner

Name	Jared Mees
Amount Invested	$50,000.00
Transaction type	Priced round
Issue date	05/14/25
Relationship	Owner

As of December 31, 2024, the Company recorded a $10,031 intercompany balance resulting from a cash transfer between affiliated entities. The funds were withdrawn from the Company's Washington subsidiary's bank account on December 31, 2024, but were not deposited into the Company's account until January of 2025. The intercompany balance was settled in the normal course of business with no interest charged.

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Scalable Retail with a Positive Community Impact.

The Company sells goods from other small businesses, makers and musician at 7 retail locations and online and is an internationally distributed record label.

Milestones

Tender Loving Empire LLC was organized in the State of Oregon in April 2007.

Since then, we have:

- TLE operates 7 stores - in the PNW with revenue of $7.8m in 2024 at a 62% gross margin
- TLE has grown 13X in the last 10 years, adding $3 million in revenue since the pandemic.
- Cracked the code of scaling handmade retail via our house brand products which generate a 75% margin
- Long term leases for two stores at the Portland airport and one at the Seattle-Tacoma Airport.
- We make a meaningful impact on the 500+ makers we represent, generating $20m+ for them since 2007.
- We are an evergreen, cash-flowing, proven concept with an experienced team. No pie in the sky here.

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2024, the Company had revenues of $7,824,132 compared to the year ended December 31, 2023, when the Company had revenues of $6,867,675. Our gross margin was 61.95% in fiscal year 2024, and 59.66% in 2023.
- *Assets.* As of December 31, 2024, the Company had total assets of $4,691,285, including $279,105 in cash. As of December 31, 2023, the Company had $4,951,909 in total assets, including $493,568 in cash.
- *Net Loss.* The Company has had net losses of $391,101 and net losses of

$1,111,837 for the fiscal years ended December 31, 2024 and December 31, 2023, respectively.

- *Liabilities.* The Company's liabilities totaled $5,970,217 for the fiscal year ended December 31, 2024 and $5,839,760 for the fiscal year ended December 31, 2023.

Liquidity & Capital Resources

To-date, the company has been financed with $3,633,177 in debt, $100,000 in equity, and $250,000 in convertibles.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 7 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 4 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Tender Loving Empire LLC cash in hand is $76,177, as of August 2025. Over the last three months, revenues have averaged $606,137/month, cost of goods sold has averaged $217,899/month, and operational expenses have averaged $389,824/month, for an average burn rate of $1,586 per month.

Since the date of our financials, we have raised $250k in convertible notes and secured $100k of additional financing from founders.

We are projecting to generate $4.6M in revenue for the rest of the year while incurring approximately $4.2M in total expenses during the same period.

Most years, we are profitable. We are a seasonal business with Q4 being our strongest quarter while Q1 is generally our weakest quarter. We believe we can reach profitability this year regardless of capital we raise in this offering.

Outside of this Wefunder offering, we have access to bank loans, two lines of credit, and could solicit additional capital from our founders.

All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Jared Mees, certify that:

(1) the financial statements of Tender Loving Empire LLC included in this Form are true and complete in all material respects ; and

(2) the financial information of Tender Loving Empire LLC included in this Form reflects accurately the information reported on the tax return for Tender Loving Empire LLC filed for the most recently completed fiscal year.

Jared Mees
Co-CEO

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

i. in connection with the purchase or sale of any security? ☐ Yes ☑ No
ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No
iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

i. in connection with the purchase or sale of any security? ☐ Yes ☑ No
ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No
iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

i. at the time of the filing of this offering statement bars the person from:
  A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

C. engaging in savings association or credit union activities? ☐ Yes ☑ No

ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days

prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. If applicable, the Company may also be required to pay Wefunder certain fees for the preparation of tax filings. Such fees and the Company's obligation to deliver required tax documents are further specified in the related Tax Services Agreement ("TSA").

Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

Potential Dissolution of the SPV. The Company has agreed that it will pay an administrative fee and / or certain tax fees to Wefunder, in addition to delivering required tax information in the manner prescribed by the TSA, where applicable. Failure to pay such fees or provide Wefunder with required tax information could result in the dissolution of the SPV (an "SPV Dissolution Event"). Subsequent to an SPV Dissolution Event, the securities held by the SPV would be distributed directly and proportionally to the individual investors. This could create administrative complexities, as investors would need to manage the securities themselves rather than having them held and administered by the SPV. Additionally, the unplanned distribution of securities may not align with investors' intended investment strategy or asset allocation.

Upon an SPV Dissolution Event, the Investor hereby consents to and agrees to accept direct assignment of the SPV's rights and obligations under any investment agreements between the SPV and the Company that is located in the Form C or C/A offering materials. The Investor acknowledges they will be bound by all terms and conditions of such agreements as if they were an original party thereto.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://www.tenderlovingempire.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the

securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- SPV Subscription Agreement - Early Bird
- SPV Subscription Agreement
- Early Bird TLE Early Bird Convertible Note
- TLE Convertible Note

Appendix C: Financial Statements

- Financials 1

Appendix D: Director & Officer Work History

- Brianne Mees
- Jared Mees

Appendix E: Supporting Documents

- 2017-01-01_Amended_and_Restated_Operating_Agreement_CAP_Table-_TLE.pdf
- TLE_Additional_Risk_Factors.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the intermediary's platform.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- SPV Subscription Agreement - Early Bird
- SPV Subscription Agreement

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Tender Loving Empire LLC

By

Jared Mees

Owner + co-CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Jared Mees

Owner + co-CEO
9/3/2025

Brianne Mees

Owner + CEO
9/3/2025

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.